UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Stalar 5, Inc.
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Steven R. Fox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	5,000,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	Not Applicable
EACH REPORTING	7	SOLE DISPOSITIVE POWER	5,000,000
PERSON WITH	8	SHARED DISPOSITIVE POWER	Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		50.0%
12	TYPE OF REPORTING PERSON		IN

Item 1(a).	Name of Issuer:

Stalar 5, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

317 Madison Ave., Suite 1520, New York, NY 10017

Item 2(a).	Name of Person Filing:

Steven R. Fox

Item 2(b).	Address of Principal Business Office or, if None, Residence:

317 Madison Ave., Suite 1520, New York, NY 10017

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 Par Value

Item 2(e).	CUSIP Number:

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

5,000,000 shares of Common Stock, $0.00001 Par Value

(b)	Percent of class:

50.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

5,000,000

(ii) Shared power to vote or to direct the vote

Not Applicable

(iii) Sole power to dispose or to direct the disposition of

5,000,000

(iv) Shared power to dispose or to direct the disposition of

Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2013
Date

/s/Steven R. Fox
Signature

Steven R. Fox, CEO, President & Secretary
Name/Title